

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

Via E-mail
Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re:** **Kayak Software Corporation**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 51

1.   We note your disclosure on page 59 regarding the valuation you performed in late March 2012. It is unclear how this valuation factored into your determination of the fair value of your common stock in April 2012. Please revise your disclosure to clarify how this valuation was considered in determining the fair value of your common stock in April 2012.

2.   Please also revise your disclosure to explain the difference between the fair value of the underlying stock as of the most recent valuation date, May 3, 2012, and the midpoint of your IPO offering range.

3.   As previously requested in prior comment 37 of our letter dated December 15, 2010, please revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Michael A. Conza, Bingham McCutchen LLP